Michael Fay

Patrick Kuhn

Joe Foti

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Standard Parking Corporation File No. 000-50796 Form 10-K for the year ended December 31, 2004

Dear Mr. Fay:

On behalf of Standard Parking Corporation, a Delaware corporation (the “Company”), and in connection with your review of the above referenced filing, we are writing in response to the Staff’s comments on our Form 10-K for the year ended December 31, 2004.

You have requested that we comply with your comments regarding any expanded or revised disclosure in future filings.  To facilitate your review, in certain instances we have presented our proposed expanded or revised disclosure, where applicable, in our response to your comments.  For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

SEC comment #1 –Selected Financial Data, page 15

1.                                       We note that you present gross customer collections in your table of selected financial data. This disclosure represents a non-GAAP financial measure and, in light of the issuance of FR-65, it appears that your presentation of gross customer collections is not appropriate.  In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by FR-65, because the daily cash collections under management contracts are not reflected in your financial statements.  Generally, non-GAAP financial measures exclude one or more “non-recurring” items or can be calculated using elements derived from financial presentations.  Please revise future filings to remove the non-GAAP gross customer collections from the table of selected financial data. We would not, however, object to a discussion of these collections in a footnote to the table or in MD&A provided the discussion is made in context of explaining how your liquidity is affected from the gross amount of customer collections.

The Company will revise future filings to remove the non-GAAP gross customer collections from the table of selected financial data.  We may include a discussion of these collections in a footnote to the table in future filings.

SEC comment #2—Management’s Discussion and Analysis, page 16

2.                                       Please expand to discuss the factors contributing to changes in your revenues and expenses.  Specifically, provide a detail analysis of the factors that contributed to the increase in same location revenue, and the factors contributing the changes in each of your expense categories. Refer to the guidance in Item 303 of Regulation S-K and the MD&A Interpretive Releases (Section 501 of the Financial Reporting Codification.)

We will expand our discussion in future filings to specifically discuss the factors contributing to changes in our revenues and expenses and will provide a detail analysis of the factors that contributed to the increase in same location revenue, and the factors contributing to the changes in each of our expense categories.

SEC comment #3—Guarantor Payments, page 24

3.             Please provide all the disclosures required by paragraph 13 of FIN 45.

We believe these payments are not a required disclosure under FIN 45.  The payments represent contingent interest bearing advances to the trustee to cover operating cash flow requirements. The payments, if any, are recorded as a receivable by the company for which we are reimbursed from time to time as provided in the trust agreement. As of December 31, 2004 we have advanced to the trustee $6.5 million, net of reimbursements. We believe these advances to be fully recoverable under the terms of the agreement, and therefore have not recorded a valuation allowance for them. The company does not guarantee the payment of any principal or interest on any debt obligations of the State of Connecticut, or the trustee.

We will include this disclosure in Management’s Discussion and Analysis in our future filings.

SEC comment # 4 —Summary Disclosures about Contractual Obligations and Commercial Commitments, page 25.

4.                                       We note your table presenting your contractual obligations. Because the purpose of the table is to clearly show your future cash requirements, we believe that you should include scheduled interest payments in the table given the materiality of your interest. If certain interest rates are unknown, management may use its judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized.)

Scheduled interest payments are included in the contractual obligation on our fixed rate debt as indicated in footnote (4) to the aforementioned table.

“(4)         Represents deferred compensation, customer deposits, insurance claims and deferred interest on the term loan, interest on fixed rate debt and future rent obligations for an abandoned location.”

 What was not included however, is the estimated variable interest on our senior credit facility. Assuming the current average rate of interest and the same level of availability, usage and unused portions, the current LIBOR rate and outstanding letters of credit, the Total for Other long-term liabilities would increase by $9,237 to $46,355.  Payments due by period for less than 1 year would increase by $3,881 to $13,239 and 1-3 years would increase by $5,356 to $25,014 respectively.

The following table and notes have been updated to reflect the estimated additional variable interest payments on our senior credit facility.

	Payments due by period
($ in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt(1)	$102,251	$747	$100,037	$236	$1,231
Operating leases(2)	108,592	22,408	49,666	17,921	18,597
Capital leases(3)	6,859	2,739	3,897	223	—
Other long-term liabilities(4)	46,355	13,239	25,014	2,933	5,169
Letters of credit (5)	23,541	23,541	—	—	—
Total	$278,361	$58,793	$173,258	$21,313	$24,997

(1)                                  Represents principal amounts, but not interest. Interest on our debt obligations is included in Other long-term liabilities (4) See Note F to our consolidated financial statements.

(2)                                  As described in Note I to our consolidated financial statements.

(3)                                  Represents minimum future payments. See Note L to our consolidated financial statements.

(4)                                  Represents deferred compensation, customer deposits, insurance claims and deferred interest on the term loan, interest on fixed rate debt, interest on our variable rate debt assuming the current average rate of interest and the same level of availability, usage and unused portions, the current LIBOR rate and outstanding letters of credit,  and future rent obligations for an abandoned location.

(5)                                  Represents amount of currently issued letters of credit at their maturities.

We will include the estimated interest payments related to our variable rate debt in our future filings.

SEC comment #5—Principles of Consolidation page 46

5.                                       Refer to page 12, parking facilities. Please provide your evaluation of the joint ventures as potential variable interest entities under FIN 46(R).  Specifically, address whether you believe these entities qualify for scope exceptions under paragraph 4(h) of FIN 46(R).

We have interests in 13 joint ventures, each of which operates between one and three parking facilities.  Of the 13 joint ventures, 8 are majority owned by us and are consolidated into our financial statements, 5 are single purpose entities where we have a 50% interest or a minority interest, that were formed to provide management services to operate a parking structure under a management agreement. These single purpose entities do not have assets, liabilities or an equity position in the asset under contract. These single purpose entities manage the facility, collect revenue, pay expenses and distribute any net amounts to the owners on a regular basis. Our interest in these 5 single purpose entities are accounted for on the equity method.

We will provide this additional disclosure in future filings.

SEC comment #6—Parking Revenue page 46

6.                                       We note gains on sales of parking contracts and development fees are included in parking revenues.  Although the parking contracts and development fees are revenue-producing, the resulting gains (losses) on sale of these assets should not be classified as revenues, but reported as “other general expenses” or as a separate component within operating income on the consolidated statements of operations pursuant to Item 5-03 (b)(6) of Regulation S-X. Refer to the guidance in footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13.)

We believe these types of gains and development fees should be included in revenue.  Development fees are revenue received from a customer for which we have provided certain consulting services as part of our offerings of ancillary management services. The gains from sales of contracts are for those contracts for which we have no asset basis or ownership interest and would be received as part of a formula buy-out in the contract in order for the owner to terminate the contract prior to its expiration.  For the periods ended December 31, the amount of development fees and gains from sales of contracts, in thousands, were $25 in 2004, $17 in 2003 and $10 in 2002.

We will revise our disclosure in future filings to include the additional descriptive information regarding these types of revenue.

SEC comment #7—Note B: Net Income per Common Share, page 49

7.                                       In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

                There are no additional securities that could dilute basic EPS in the future that were not included in the computation of diluted EPS.  We will include this disclosure in future filings.

SEC comment #8—Note C: Special charges, page 49

8.                                      Your disclosure is unclear why some of the costs are classified as special charges. For example, the charges related to terminations of key management personnel and regional administrative personnel appear to be costs incurred in the normal course of business.  In future filings, please clarify your disclosure or revise as appropriate. Refer to SAB 100 for further guidance.

We included certain costs for the years ended December 31, 2003, and December 31, 2002, in special charges, as a separate component within operating income. There were no special charges recorded in the year ended December 31, 2004.  Such costs were related to debt restructurings, administrative and headquarter reorganizations and costs of evaluating refinancing alternatives.

 We will revise our future filings to include this component within general and administrative expenses.

SEC comment #9—Other

9.             We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that:

(i)            we are responsible for the adequacy and accuracy of the disclosure in our filings;

(ii)           staff comments or changes to disclosure in response to staff comments in our filing reviewed by the staff do not foreclose the Commission from taking any action with respect to our filing; and

(iii)          we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STANDARD PARKING CORPORTION

Dated: April 22, 2005	By:	/s/ G. MARC BAUMANN
Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)

Dated: April 22, 2005	By:	/s/ DANIEL R MEYER
Senior Vice President, Corporate Controller and
Asst. Treasurer (Principal Accounting Officer)